EXHIBIT 5.1

November 4, 2021

LSI Industries Inc.

10000 Alliance Road

Cincinnati, Ohio 45242

Ladies and Gentlemen:

We are familiar with your Articles of Incorporation, Amended and Restated Code of Regulations and corporate proceedings and have served as your counsel in connection with the registration of 270,000 shares of common stock, no par value per share (the “Shares”), to be issued pursuant to the LSI Industries Inc. Employee Stock Purchase Plan (the “Plan”).

Based upon the foregoing, and subject to the assumptions, exceptions and qualifications stated herein, we are of the opinion that the Shares have been duly authorized and, when issued in accordance with the Plan, will be validly issued, fully paid and nonassessable.

The opinion expressed above is limited to the General Corporation Law of the State of Ohio.  The opinion is rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect.

This opinion is given as of the date hereof. We assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention or any changes in laws which may hereafter occur. This opinion is strictly limited to the matters stated herein and no other or more extensive opinion is intended, implied or to be inferred beyond the matters expressly stated herein.

We hereby consent to be named in the Registration Statement as the attorneys who have passed upon legal matters in connection with the issuance of the common stock and to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Sincerely,

/s/ KEATING MUETHING & KLEKAMP PLL